UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                             Brandon Simmons
                          11921 Brinley Avenue
                         Louisville, KY  40243
                             502-303-2875
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           December 21, 2011
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102


1.	 Names of Reporting Persons:

         Brandon Simmons

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   12,825,281

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    12,825,281

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,825,281

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   51%

14.	 TYPE OF REPORTING PERSON        IN

CUSIP No. 224051102



1.	 Names of Reporting Persons:

         Trinity HR, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Kentucky Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   3,500,000

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    3,500,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   13.9%

14.	 TYPE OF REPORTING PERSON        OO

CUSIP No. 224051102

1.	 Names of Reporting Persons:

         Trinity HR Services, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   9,325,281

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    9,325,281

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,325,281

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   37.1%

14.	 TYPE OF REPORTING PERSON        OO

Item 1.	Security and Issuer.

This Schedule 13D  relates to the common  stock, no par value per share,
of  General  Employment Enterprises, Inc.   GEE's  principal  executive
offices are located at One Tower Lane, Suite 2200, Oakbrook Terrace, IL
60181.

Brandon Simmons is co-manager of Trinity HR Services, LLC, a Delaware limited liability company, and Trinity HR, LLC, a Kentucky limited liability company, along with Jeff Moody and J. Sherman Henderson III. Trinity HR beneficially owns 3,500,000 shares and Trinity Services beneficially owns 9,325,281 shares. Moody, Simmons, and Henderson all share beneficial ownership with respect to the shares in that they share voting and divestment authority, such decisions requiring a unanimous vote.

Item 2.	Identity and background.

Simmons is a U.S. citizen with an address at 11921 Brinley Ave., Louisville, KY 40243. Simmons' principal occupation is as a composer and performing artist, although he spends a substantial amount of his time on the business activities of Trinity HR and Trinity Services. Simmons has not been a party to a criminal or civil proceeding required to be disclosed herein. Trinity HR is a Kentucky limited liability company and Trinity Services is a Delaware limited liability company,
each  with  a  principal  business  address   at  l1921  Brinley  Ave.,
Louisville, KY 40243. They are engaged in a limited amount of passive business investment activities.

Item 3.	Source and amount of funds or other consideration.

The primary sources of Trinity Services' funds for acquiring PSQ were seller financing from Mr. Skaggs (see Exhibit 7.2) and approximately $45,000 of short term borrowings from Derby Capital, LLC, an affiliate of Henderson and Moody.

Item 4.	Purpose of transaction.

Trinity HR received the shares from its subsidiary, RFFG, LLC, as partial payment on a sale by RFFG of its business to GEE. Trinity Services purchased PSQ primarily to protect the value of its GEE shares held by Trinity HR and for investment purposes. The reporting persons have no current plans to become involved in GEE's affairs. However, Trinity Services does anticipate selling a majority interest in itself to a party or parties who would be expected to take a significantly more active role in attempting to increase shareholder value.

Item 5.  Interest in Securities of the Issuer.

(a) Simmons beneficially owns 12,825,281 shares of GEE common stock, which amounts to 51.0 % of GEE's outstanding common stock. Trinity

     Services beneficially owns 9,325,281 shares, which amounts to 37.1% of GEE's outstanding common stock. Trinity HR beneficially owns 3,500,000 GEE shares, which amounts to 13.9% of GEE's outstanding common stock.

(b) Simmons shares voting and divestment powers with respect to all 12,825,281 Shares. Trinity Services shares voting and divestment powers with respect to the 9,325,281 shares owned by it. Trinity HR shares voting and divestment powers with respect to the 3,500,000 shares owned by it.

(c) Trinity HR received 3,500,000 Shares from RFFG, LLC on December 21, 2011 as a distribution from RFFG, which is wholly owned by Trinity HR. RFFG obtained beneficial ownership of those shares in early September 2011 as a prospective purchase price payment from GEE to RFFG in connection with the sale by RFFG to GEE of a portion of its business on December 30, 2010 and reported on Form 8-K on January 5, 2011 (the Shares were issued and received in early October 2011). Trinity received indirect beneficial ownership of those shares by virtue of purchasing RFFG from WTS Acquisition LLC as of September 8, 2011.

     Trinity Services became a beneficial owner of 9,325,281 shares by virtue of purchasing PSQ, LLC, the former owner of the shares, on December 12, 2011, for $500,000 from Gregory L. Skaggs, and then distributing the shares to itself the following day. Trinity
     Services has pledged these Shares to Skaggs to collateralize payment of the balance of the purchase price.

(d) Brandon Simmons and Tiffany Simmons, his wife, are the sole members of Trinity HR and Trinity Services and as such enjoy the right to receive distributions from those companies received in respect of sales of shares. Ms. Simmons is not a beneficial owner of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Materials to be filed as Exhibits.

7.1	Joint Filing Agreement

7.2	Interest Purchase Agreement

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2011

/s/ Brandon Simmons
--------------------
Brandon Simmons

Exhibit 7.1

JOINT STATEMENT AGREEMENT


Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the purchase of beneficial ownership of 3,500,000 shares of General
Employment Enterprises, Inc. common stock by Trinity HR, LLC and 9,325,281 shares of GEE common stock by Trinity HR Services, LLC.

TRINITY HR SERVICES, LLC

By:/s/ Brandon Simmons
-----------------------------
     Brandon Simmons, Manager

TRINITY HR, LLC


By:/s/ Brandon Simmons
-----------------------------
     Brandon Simmons, Manager


   /s/ Brandon Simmons
-----------------------------
Brandon Simmons, in his individual
   capacity

Exhibit 7.2

Exhibit

                      INTEREST PURCHASE AGREEMENT

	This   Interest Purchase   Agreement  (the "Agreement")   is
made as of December 12, 2011, by and between Gregory L. Skaggs ("Seller") and Trinity HR Services, LLC ("Buyer").

ARTICLE 1.

SALE AND TRANSFER OF INTEREST

1.1 Interest. Seller hereby sells and transfers his 100% membership interest (the "Interest") in PSQ, LLC (the "Company") to Buyer, and Buyer purchases the Interest from Seller, free and clear of all liens and encumbrances on the Interest.

1.2 Purchase Price. The Purchase Price for the Interest shall be $500,000, $164,000 of which Seller acknowledges prior receipt of, two payments of $61,000 each on the date hereof, December 12, 2011 and January 12, 2012, and 9 monthly payments on the 12th day of each month commencing February 12, 2012 and ending October 12, 2012, 2012 in the amount of $23,778.

ARTICLE 2.  REPRESENTATIONS AND WARRANTIES OF SELLER

As a inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows (except as set forth in Schedule 2 delivered to Buyer in connection herewith):

2.1     Authority; No Conflict or Default.

   (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform his obligations under this Agreement.

   (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of the Company, or (B) any resolution adopted by the members of the Company; or (ii) contravene, conflict with, or result in a violation of, or give any governmental body or other person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement or any order to which Company or Seller may be subject.

   2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

   2.3  Title to Interest.   Seller owns the Interest free and clear
        of all encumbrances.

   2.4  Brokers or Finders.   Seller  has  incurred no liability for
        brokerage  or  finders'  fees   or  agents'  commissions  or
        other  similar payment in connection with this Agreement.

   2.5 Investments. Seller represents and warrants that Company's sole liabilities are those set forth in Schedule 3.5 and that Company's sole assets are 9,325,281 shares of common stock of General Employment Enterprises, Inc.

   2.6 Disclosure. No representation or warranty of Seller in this Agreement or any certificate delivered pursuant hereto or otherwise in connection with the transactions contemplated hereby omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. There is no fact known to Seller that has specific application to the Company or its investments that materially adversely affects or, as far as Seller can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of the Company that has not been set forth in this Agreement.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF BUYER

	As an inducement to Seller to enter into this Agreement and to consummate the transaction contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

3.1     Organization  and  Good  Standing.    Buyer  is  a   limited
        liability company, validly existing under the laws of the State of Delaware.

3.2     Authority; No Conflict.

   (a)  Enforceability.   This  Agreement  constitutes   the  legal,
        valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of this Agreement, this Agreement will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, ower, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

   (b) 	No Conflict.  Neither  the  execution  and  delivery of this
        Agreement by Buyer nor the consummation or performance of any of the transactions contemplated hereby by Buyer will give any person the right to prevent, delay, or otherwise interfere with any of the transactions contemplated hereby pursuant to: any provision of Buyer's organizational documents; any legal requirement or order to which Buyer may be subject; or any contract to which Buyer is a party or by which Buyer may be bound.

3.3 Consents. Buyer is not and will not be required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of its obligations hereunder.

3.4 Brokers or Finders. Buyer has incurred no liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

ARTICLE 4. GENERAL PROVISIONS

4.1 Binding Agreement; Assignment. This Agreement and the right of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, estates and legal representatives. This Agreement may be assigned, provided the assignee enters into such agreements as may be reasonably requested by the other party hereto to substitute itself for the party from which it receives such assignment.

4.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

4.3 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

4.4 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

5.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any
        Person  except  the  parties  hereto  and  their  respective
        successors  and  assigns  any  remedy,   claim,   liability,
        reimbursement, cause of action or other right under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

SELLER:



/s/ Gregory L. Skaggs
-----------------------
Gregory L. Skaggs


BUYER:

TRINITY HR SERVICES, LLC


By: /s/ Brandon Simmons
   --------------------
Brandon Simmons
Manager